PRONTO CORP.

6700 Henri-Bourassa Ouest, Suite 206,Montreal, QC Canada H4R0G2, Tel: (514) 513-7579

June 1, 2012

Ms. Tonya Aldave

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Pronto Corp.

       Registration Statement on Form S-1

       Filed April 26, 2012

       File No. 333- 180954

Dear Ms. Aldave:

Pronto Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated May 23, 2012 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on April 26, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your prospectus to:

· Describe how and when a company may lose emerging growth company status;

· Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

· State your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  The prospectus has been revised to disclose that we are an emerging growth company as defined in the JOBS Act. The Amended Registration Statement has also been revised to describe certain exemptions available to the Company and the Company’s election under Section 107(b) of the JOBS Act. A statement that the Company’s financial statements may not be comparable to companies that comply with public company effective dates has been added to the MD&A as well as to the requested risk factor.

2. Please revise to disclose your status as a shell company, or tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act.

Response: The Amended Registration Statement has been revised to disclose that the Company is not a shell company.

3. Please revise throughout the prospectus your references to “shareholders” as it appears that you only have one shareholder or advise.

Response: We have revised throughout the Amended Registration Statement these references when it refers to our current sole shareholder.

Registration Statement Cover Page

4. Please revise footnote (2) to your registration fee table to state whether you calculated the registration fee pursuant to Rule 457(a) or Rule 457(o) or advise.

Response: We have revised footnote (2) to our registration fee table to state that we calculated the registration fee pursuant to Rule 457(a).

Prospectus Cover Page

5. Please revise here and in your Prospectus Summary section to refer to the correct page numbers of the Risk Factors section.

Response: We have revised here and in our Prospectus Summary section to refer to the correct page numbers of the Risk Factors section.

Prospectus Summary, page 5

6. The introductory paragraph states that the summary does not contain all of the information that may be important to you. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Please revise to delete the language that says the summary does not contain all of the information that may be important to you.

Response: We have revised the summary in accordance with the comments of the Commission.

Corporate Background and Business Overview, page 5

7. Please revise here, and elsewhere, to indicate approximately how much time a week Ms. Gofman is devoting to the company. Similarly revise at page 10 under, “Because our sole officer and director.”

Response: We have revised here, and elsewhere, to indicate that Ms. Gofman intends to devote approximately twenty hours a week to the company.

8. Please revise to disclose your monthly “burn rate” and how long your present capital will last at that rate. Similarly revise under “Plan of Operation,” at page 19.

Response: We have disclosed our monthly “burn rate” and how long yur present capital will last at that rate.

9. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

Response: We have disclosed our current cash balance on hand as of the most recent practicable date.

Risk Factors, page 8

10. Please add a risk factor describing the risk to investors that the proceeds from the offering will not be held in an escrow account and will not be returned to them regardless of the number of securities sold in the offering.

Response: We have added a risk factor in the Amended Registration Statement in accordance with the comments of the Commission.

We are solely dependent upon the funds to be raised, page 8

11. Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

Response: We have provided an estimate of additional financing we may require and disclose that we have not taken any steps to seek additional financing in accordance with the comments of the Commission.

We have no operating history, page 8

12. Please revise to provide an estimate of your expected “significant operating losses” or advise.

Response: We have revised to provide an estimate of our expected “significant operating losses”.

Because our sole officer and director, page 11

13. If applicable, please also list the ability of the controlling shareholder to authorize the issuance of additional shares and explain that this may have a dilutive effect on existing shareholders.

Response: The Amended Registration includes the risk that the controlling shareholder can authorize the issuance of additional shares.

Use of Proceeds, page 14

14. We note your disclosure that Ms. Gofman will provide you with a loan to complete the registration process and that “no proceeds from this offering will be used to repay Ms. Gofman for any funds advanced for the purpose of completing the registration process.” Based on your disclosure on page 14, however, it appears that you will pay the full cost of the registration of $7,000 from the proceeds of this offering. Please revise for consistency or advise.

Response: We have revised our prospectus to disclose that Ms. Gofman will provide us with a loan to complete the registration process, in the event the registration costs exceed $7,000.

Procedures for Subscribing, page 18

15. Please file your subscription agreement as an exhibit to your filing or advise.

Response: In accordance with the comments of the Commission, we have filed our subscription agreement as Exhibit 10.2 to the Amended Registration Statement.

Management’s Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

16. In regards to Parking Payment Application Development, please expand the disclosure to provide more detail as to the material steps involved in the application development, combined with a timeline for each material step and the necessary financing for each material step.

Response: We have expanded the disclosure to provide more detail as to the material steps involved in the application development, combined with a timeline for each material step and the necessary financing for each material step.

Description of Business, page 23

17. Please revise to state whether Montreal currently has an electronic parking system, who operates the meters that allow customers to pay electronically or what options customers have to pay for parking and extend the parking time.

Our Response: We have included a description of the electronic parking system currently located in Montreal.

18. Please disclose who owns the parking meters to which your intended remote application is directed and where the meters are located. Also, disclose the arrangement and/or approvals you have or that are needed with the owner of the parking meters to permit the use of your intended remote applications with the operation of the meters. Your disclosure should also address:

· whether the parking meters are currently capable of working with your intended remote application, and if not, what is necessary for them to become capable of doing so;

· what is necessary to link your remote application to the operation of the meters, including a brief description of how you anticipate this will work and the network, if known, that you intend to use;

· how far along you are in implementing the product and what material steps remain to get the product up and running;

· how the parking meters would be replenished for the applicable usage time and associated charge of the parking space through your intended remote application to the satisfaction of the owner of the meters;

· the anticipated distance away from the parking meter that the application will work to replenish the parking meter payment fee;

· how the money for the parking space usage replenished by your intended remote application would be credited and remitted to the owner of the meters;

· whether the fee you intend to charge for your remote parking application would be regulated by any authority, and if so, name the authority and the necessary approvals needed by you to initiate and set the amount of the service fee;

· how and when your fee for the service would be recognized as revenue and collected by you; and

· whether governmental approval of your product is required and if so, the status of such approval within the governmental approval process.

Response: The Amended Registration Statement includes the disclosure requested by the Commission.

19. In this regard, to the extent you discuss future business plans here and in the Plan of Operation section at page 19, please expand your disclosure to discuss the material steps involved, the timeline and any needed financing. If the needed financing currently is not available, please make that clear.

Response: The Amended Registration Statement includes the disclosure requested by the Commission.

In General, page 23

20. We note that you have an agreement with Maxim Belov to develop three applications for you. Please revise to describe Mr. Belov’s experience in application development or advise. Specifically, address whether Mr. Belov has any experience in developing similar mobile device applications.

Response: The Amended Registration Statement includes the about Mr. Belov’s experience in application development.

Potential Customers, page 24

21. We note your disclosure that your “application will be free to download and free to use.” You also state that you will charge your customers a $1 fee for each payment. Please revise for consistency or advise.

Response: We have amended the disclosure to clarify that although our application will be free to download and free to use. We intend to charge a fee of $1 for each payment made using our application.

Agreement with Independent Contractor, page 25

22. We note your disclosure that Ms. Gofman’s time devoted to the company may be sporadic. Please clarify what is meant. For instance, will there likely be a certain number of hours she will devote to the company per week?

Response: We revised our disclosure to clarify that Ms. Gofman will be devoting approximately twenty hours per week to our operations.

Executive Officer Compensation Table, page 29

23. You indicate throughout that you only have one employee and officer. We note that Irina Gofman is listed here as President, but Svetlana Gofman has signed the registration statement and is listed as President on the signature page. Please advise.

Response: We revised this typo.

Principal Shareholders, page 30

Future sales by existing shareholders, page 30

24. It appears that the holding period is one year for the shares Ms. Gofman holds, rather than

“six months after their acquisition.” Refer to Rule 144(d). Please revise or advise.

Response: We have revised that the holding period is one year.

Description of Securities, page 31

Nevada anti-takeover laws, page 32

25. We note your disclosure that this offering will not be made in the state of Nevada. Please advise where you plan to conduct your offering.

Response: We plan to conduct our offering in Canada.

Report of Independent Registered Public Accounting Firm, page F-1

26. The last paragraph of the report references note 2 of the notes to the financial statements in regard to the discussion of going concern when this discussion is within note 1, and the amount of the net losses from inception in this paragraph does not agree with the financial statements.

Please revise as appropriate.

Our Response: The report has been revised.

Part II

Item 17. Undertakings, page 46

27. Please revise your undertakings in sections (1)(b) and (2) to follow the language in Items 512(a)(1)(ii) and 512(a)(2) of Regulation S-K, respectively.

Our Response: We are uncertain as to how the language of the undertakings provided are different than that provided in Items 512(a)(1)(ii) and 512(a)(2) of Regulation S-K.

Exhibit 5.1

28. Please have counsel revise the second sentence in the second paragraph of the opinion to clarify that counsel relied on the enumerated items as to factual matters only or advise.

Our Response: Counsel has revised its opinion in accordance with the comments of the Commission.

29. Please have counsel delete the first sentence in the fourth paragraph of the opinion. Counsel may not attempt to “carve out” the law of the relevant jurisdiction. Refer to Section 3(b) of Staff Legal Bulletin No. 19.

Our Response: Counsel has deleted the first sentence in accordance with the comments of the Commission.

Exhibit 23.1

30. We note that the consent refers to an audit report dated April 18, 2012. However, the audit report on page F-1 is dated April 19, 2012. Please advise and revise accordingly.

Our Response: We have included updated consent to the Amended Registration Statement.

Please direct any further comments or questions you may have to the company at Prontoholdingscorp@gmail.com and to the company's legal counsel Mr. David Lubin, Esq. at:

David Lubin, Esq.

David Lubin & Associates, PLLC

10 Union Avenue

Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Svetlana Gofman

Svetlana Gofman, President